Exhibit 12(b)

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(Dollars in thousands)	2012	2011	2010	2009	2008

Earnings (1):
(Loss) income before income tax (benefit) expense	$ (339,555)	$ 178,828	$ 244,415	$ 143,670	$ 181,210
Fixed charges	125,219	249,743	282,456	365,516	387,324
Preferred stock dividends (4)	(8,838)	-	-	(28,140)	(4,051)
Other adjustments (2)	(6,070)	(4,874)	(3,381)	125	(576)
Total (loss) earnings (a)	$ (229,244)	$ 423,697	$ 523,490	$ 481,171	$ 563,907

Fixed charges (1):
Interest on deposits	$ 40,897	$ 45,108	$ 61,229	$ 122,112	$ 156,774
Interest on borrowings	63,617	193,155	209,446	203,063	213,948
Interest portion of rental expense (3)	11,847	11,462	11,560	11,781	11,850
Preferred stock dividends (4)	8,838	-	-	28,140	4,051
Other adjustments (5)	20	18	221	420	701
Total fixed charges (b)	$ 125,219	$ 249,743	$ 282,456	$ 365,516	$ 387,324

Ratio of earnings to fixed charges and preferred stock dividends (a/b) (7)	-	1.70x	1.85x	1.32x	1.46x

Earnings, excluding interest on deposits:
Total (loss) earnings	$ (229,244)	$ 423,697	$ 523,490	$ 481,171	$ 563,907
Less interest on deposits	40,897	45,108	61,229	122,112	156,774
Total (loss) earnings excluding interest on deposits (c)	$ (270,141)	$ 378,589	$ 462,261	$ 359,059	$ 407,133

Fixed charges, excluding interest on deposits:
Total fixed charges	$ 125,219	$ 249,743	$ 282,456	$ 365,516	$ 387,324
Less interest on deposits	40,897	45,108	61,229	122,112	156,774
Total fixed charges, excluding interest on deposits (d)	$ 84,322	$ 204,635	$ 221,227	$ 243,404	$ 230,550

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d) (6) (7)	-	1.85x	2.09x	1.48x	1.77x

(1) As defined in Item 503 (d) of Regulation S-K.

(2) For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3) The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4) Preferred stock dividends represents the pretax earnings that would be required to cover such dividend requirements.

(5) For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.

(6) The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.

(7) Earnings for the period ended December 31, 2012 were inadequate to cover fixed charges.  Additional earnings of $354.5 million would have been needed to bring both the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, to 1.0.